VF 8-11-04

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04019935

S ... S ...E COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

AUG 04 2004

SEC FILE NUMBER
8-29748

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST MONTAUK SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PARKWAY 109 OFFICE CENTER, 328 NEWMAN SPRINGS ROAD
(No. and Street)

RED BANK,	NEW JERSEY	07701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM J. KURINSKY (732) 842-4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHNEIDER & ASSOCIATES, LLP
(Name – *if individual, state last, first, middle name*)

100 JERICHO QUADRANGLE, #236	JERICHO,	NEW YORK	11753
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 13 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM J. KURINSKY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST MONTAUK SECURITIES CORP., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

EXECUTIVE VICE PRESIDENT, CFO

Title

Notary Public

OLGA C. CARMEN
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES MARCH 7, 2005

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditors' report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST MONTAUK SECURITIES CORP.

REPORT ON FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

FIRST MONTAUK SECURITIES CORP.
REPORT ON FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003

CONTENTS

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
First Montauk Securities Corp.

We have audited the accompanying statement of financial condition of First Montauk Securities Corp. as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Montauk Securities Corp. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures

applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jericho, New York
February 13, 2004

FIRST MONTAUK SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 1,104,643
Due from clearing firm	5,219,267
Securities owned, at market value	166,171
Employee and broker receivables	1,052,317
Furniture, equipment and leasehold improvements - net	688,982
Other assets	1,094,082
Total assets	$ 9,325,462

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Commissions payable	$ 4,077,803
Accounts payable and accrued expenses	2,484,163
Securities sold, not yet purchased	69,330
Due to First Montauk Financial Corp.	41,483
Total liabilities	6,672,779
Commitments and contingent liabilities (See Notes)	
Stockholder's equity	
Common stock, par value $.0001 per share; 1,000,000 shares authorized, issued and outstanding	100
Additional paid-in capital	7,610,657
Accumulated deficit	(4,958,074)
Total stockholder's equity	2,652,683
Total liabilities and stockholder's equity	$ 9,325,462

See notes to financial statements.

FIRST MONTAUK SECURITIES CORP.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

Revenues	
Commissions	$41,948,087
Principal transactions	9,466,357
Investment banking	2,460,139
Interest and other income	3,565,610
Total revenues	57,440,193
Costs and Expenses	
Commissions, employee compensation and benefits	46,201,950
Clearing and floor brokerage	2,934,164
Communications and occupancy	2,651,367
Legal matters and related costs	5,182,587
Other operating expenses	2,437,994
Interest	23,873
Total costs and expenses	59,431,935
Net loss	$(1,991,742)

See notes to financial statements.

FIRST MONTAUK SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances, January 1, 2003	$100	$6,827,180	$(2,966,332)	$ 3,860,948
Capital contributions from First Montauk Financial Corp.	--	783,477	--	783,477
Net loss for the year	--	--	(1,991,742)	(1,991,742)
Balances, December 31, 2003	$100	$7,610,657	$(4,958,074)	$ 2,652,683

See notes to financial statements.

FIRST MONTAUK SECURITIES CORP.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:	
Net loss	$(1,991,742)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	306,333
(Increase) decrease in operating assets:	
Due from clearing firm	(727,566)
Securities owned, at market value	14,410
Employee and broker receivables	17,770
Loan payable - officers	178,935
Other assets	(628,763)
Increase in operating liabilities:	
Commissions payable	1,396,675
Accounts payable and accrued expenses	303,428
Securities sold, not yet purchased	69,330
Due to First Montauk Financial Corp.	284,885
Total adjustments	1,427,737
Net cash used in operating activities	(564,005)
Cash flows from investing activities:	
Purchases of furniture, equipment and leasehold improvements	(165,640)
Cash flows from financing activities:	
Payments of capital lease payable	(2,447)
Capital contributions	783,477
Net cash provided by financing activities	781,030
Net increase in cash and cash equivalents	51,385
Cash and cash equivalents at January 1, 2003	1,053,258
Cash and cash equivalents at December 31, 2003	$ 1,104,643

See notes to financial statements.

NOTE 1 - NATURE OF BUSINESS

First Montauk Securities Corp. (the "Company") is primarily engaged in securities brokerage, investment banking and proprietary trading. The Company, as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"), executes principal and agency transactions, and performs underwriting and investment banking services. Customers are primarily located throughout the United States.

The Company clears all customer transactions on a fully disclosed basis through an independent clearing firm. Accordingly, the Company does not carry securities accounts for customers nor does it perform custodial functions related to those securities.

The Company, a New York corporation, is a wholly-owned subsidiary of First Montauk Financial Corp. ("FMFC").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Securities transactions, commission income and related expenses are recorded on a trade date basis. Sales concessions from participation in syndicated offerings are recorded on settlement date.

Securities owned are stated at quoted market value with unrealized gains and losses included in earnings.

Depreciation and Amortization

Furniture and equipment and leasehold improvements are stated at cost. Depreciation of furniture and equipment and amortization of capital leases are computed generally on a straight-line basis over the estimated useful lives of the assets ranging from three to ten years, or terms of the leases, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Advertising

The Company expenses advertising costs as incurred. Total advertising expenses were $71,102 during the year.

Income Taxes

The Company uses the liability method to determine its income tax expense as required under the Statement of Financial Accounting Standards No. 109 (SFAS 109). Under SFAS 109, deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company is included in the consolidated federal income tax return filed by FMFC, and files separate state returns. Income taxes are determined on a separate return basis.

Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of money market funds.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

FIRST MONTAUK SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003

NOTE 3 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Securities owned and sold, but not yet purchased consist of marketable securities at quoted market values, as follows:

	Owned	Sold, not yet purchased
Corporate stocks	$ 80,710	$69,330
U. S. government agency and exempt obligations	73,875	
Corporate bonds	10,016	
Other	1,570	
	$166,171	$69,330

The Company owns investment securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933. At December 31, 2003, these securities were deemed by management to have nominal value.

NOTE 4 - EMPLOYEE AND BROKER RECEIVABLES

Commission advances	$ 285,866
Forgivable loans	43,395
Other loans	723,056
	$1,052,317

The Company has arrangements with certain registered representatives to forgive their loans if they either remain licensed with the Company for an agreed upon period of time, generally one to five years, or meet specified performance goals. The loans are being amortized to expense for financial reporting purposes over the term of the loan. Loan amortization expense was $230,578 in 2003.

Other loans to employees and registered representatives are either due on demand or payable in installments generally over periods ranging from one to five years with interest rates ranging from 0% to 8% per annum.

NOTE 5 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

		Estimated Useful Life
Furniture and equipment	$2,711,253	3 - 10 years
Leasehold improvements	366,721	Term of lease
	3,077,974	
Less: Accumulated depreciation and amortization	2,388,992	
	$ 688,982	

Depreciation and amortization expense was $306,333 for the year ended December 31, 2003.

NOTE 6 - OTHER ASSETS

Other assets consist of the following:

Commissions and concessions receivable	$ 306,442
Insurance claim receivable	245,000
Security deposits	163,000
Prepaid expenses and other	379,640
	$1,094,082

Commissions and concessions receivable include amounts earned on mutual fund and insurance transactions. The insurance claim receivable is due from the Company's fidelity bond carrier, which acknowledged the claim in writing in December 2003. The Company received full payment subsequent to year-end.

NOTE 7 - INCOME TAXES

No federal or state provision or benefit was recorded for 2003 due to operating losses. The difference between reported income tax benefit and the income tax benefit that would result from applying federal statutory tax rates to the pre-tax loss is due to nondeductible expenses, state tax benefits and the tax valuation allowance.

NOTE 7 - INCOME TAXES - continued

The major sources of temporary differences and their deferred tax effect are as follows:

Deferred tax assets:	
Reserves and allowances	$ 1,052,000
Forgivable loans	233,000
Tax benefit of net operating losses	1,166,000
Other	37,000
	2,488,000
Deferred tax liabilities:	
Furniture, equipment and leasehold improvements	64,000
	2,424,000
Valuation allowance	(2,424,000)
Net deferred tax asset	$ --

The Company has established a valuation allowance to offset the benefits of deferred tax items because management is uncertain as to their realization. As of December 31, 2003, the Company has federal net operating loss carryforwards of approximately $2,800,000, which expire at various dates through 2023.

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES

Operating leases

The Company leases office facilities and equipment under operating leases expiring at various dates through 2006. The lease for the Company's headquarters has a six-year renewal option through 2011.

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES - continued

Future minimum lease payments as of December 31, 2003 under operating leases with initial noncancelable terms in excess of one year are:

Year ended December 31,	
2004	$1,103,126
2005	296,302
2006	169,500
Total minimum lease payments	$1,568,928

Operating lease expense for the year totaled $1,191,708.

Legal matters

In July 2003, the Company and FMFC entered into an agreement with certain claimants in order to settle pending arbitration proceedings. The litigation arose out of customer purchases of certain high-yield corporate bonds that declined in market value or defaulted. The settlement agreement covers eleven separate claims which sought an aggregate of approximately $12.3 million in damages. In exchange for the consideration provided by the Company and FMFC, each claimant granted a general release of claims in favor of the Company, FMFC and all individual respondents, with the exception of the former registered representative who had handled the claimants' accounts. The Company paid an aggregate of $1,000,000 cash, and FMFC issued to the claimants 500,000 shares of FMFC's common stock valued at $160,000 based on the stock's quoted market price. FMFC also issued to the claimants five-year warrants to purchase an aggregate of 750,000 common shares. The settlement agreement provides that FMFC is contingently obligated to make additional payments of up to $600,000 in the event that claimants elect to exercise the warrants under certain conditions on various dates over a three-year period.

The Company is currently defending ten additional claims relating to the sale of the high-yield bonds. The claimants seek compensatory damages in excess of $4 million plus punitive damages and the recovery of various costs. The Company is vigorously defending these actions and believes that there are meritorious defenses in each case.

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES - continued

There is no insurance coverage available for the payment of settlements and/or judgments that may result from these particular claims.

The Company is also a respondent or co-respondent in various other legal proceedings which are incidental to its securities business. Management is contesting these claims and believes that there are meritorious defenses in each case.

After considering all relevant facts, available insurance coverage and the advice of counsel, management believes that significant judgments from pending litigation would have a material adverse impact on the Company's financial condition, results of operations, and cash flows, and could impair the Company's ability to meet statutory net capital requirements.

Management has established a reserve for litigation costs that are probable and can be reasonably estimated. The reserve is included in accrued liabilities at December 31, 2003. Management cannot give assurance that this reserve will be adequate to absorb actual costs that may be subsequently incurred.

Employment agreements

In August 2002, FMFC entered into new employment agreements with the Company's President and Vice-President. The agreements provide for annual increases in base salaries, participation in a bonus pool, and customary fringe benefits. These agreements were superceded by new agreements in January 2004 (see Note 14).

Mutual fund breakpoints

The NASD has directed member firms to assess mutual fund transactions executed during the five-year period from 1999 to 2003 for the purpose of determining potential breakpoint commission refunds to customers. Based on its own review as well as information provided by the NASD, the Company has established a reserve account of $10,000 for customer claims. Management believes, but cannot give absolute assurance, that this amount will be sufficient to cover eventual payouts.

NOTE 9 - CONCENTRATION OF CREDIT RISK AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and securities inventories.

The Company maintains all inventory positions and a significant portion of its cash balances at its clearing firm. Cash balances at commercial banks may from time to time exceed federally insured limits.

The Company executes, as principal and agent, securities transactions on behalf of its customers and for its own account. If counter-parties fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company attempts to mitigate the risk of default by reviewing, as necessary, the credit standing of a counter-party.

NOTE 10 - DEFINED CONTRIBUTION PLAN

The Company sponsors a defined contribution pension plan covering all participating employees. The Company may elect to contribute to the plan up to 100% of each participant's annual contribution. There were no employer contributions for 2003.

NOTE 11 - RELATED PARTY TRANSACTIONS

At December 31, 2003, the Company owed FMFC $41,483. During 2003, the Company received $355,000 in management fees from FMFC.

NOTE 12 - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid (refunded) during the period for:

Interest	$ 23,873
Income taxes refunded - net	$(188,810)

NOTE 13 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum net capital, as defined. At December 31, 2003, the Company had net capital of $757,047, which was $344,479 in excess of its required net capital of $412,568. The Company's net capital ratio was 8.17 to 1.

NOTE 14 - SUBSEQUENT EVENTS

Effective in January 2004, FMFC entered into new employment agreements with three executive officers of the Company. The agreements provide for annual base salary, customary fringe benefits, severance and participation in an executive bonus pool and a corporate finance bonus pool. The executive bonus pool will be equal to 15% of net pre-tax profit, as defined, provided that net pre-tax profit for any bonus year exceeds $500,000. The corporate finance bonus pool will provide for grants of up to 20% of warrants and other securities issued to the Company for investment banking services. In the event of a change of control, as defined, two of the executives will be entitled to receive a single cash payment equal to three times the amount of the five-year average of his gross income, as well as the automatic vesting of any unvested Company securities granted to him. The agreements have terms of five, three, and two years, respectively, with a one-year extension provision. The agreements also provide for stock and option grants vesting over periods ranging from three months to three years.

SUPPLEMENTARY SCHEDULES

FIRST MONTAUK SECURITIES CORP.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (ii) of that rule.

FIRST MONTAUK SECURITIES CORP.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2003

Computation of Net Capital

Total stockholder's equity	$2,652,683
Discretionary liabilities:	
Employer 401k accrual	86,318
Nonallowable assets:	
Employee and broker receivables, net of offsetting commissions payable of $398,107	654,210
Furniture, equipment and leasehold improvements - net, less $16,821 securing a vendor financing	672,161
Other assets	612,119
Total nonallowable assets	1,938,490
Net capital before haircuts on securities positions	800,511
Haircuts on securities:	
Money market balances	19,762
Corporate stocks	19,505
Corporate bonds	200
U. S. government agency and exempt obligations	3,997
Total haircuts	43,464
Net capital	757,047
Minimum capital requirement - the greater of $250,000 or 6-2/3% of aggregate indebtedness of $6,188,521	412,568
Excess net capital	$ 344,479
Excess net capital at 1,000 percent	$ 138,195

(continued)

FIRST MONTAUK SECURITIES CORP.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2003

Computation of Net Capital

(continued)

Ratio of aggregate indebtedness to net capital	8.17 to 1
Schedule of aggregate indebtedness:	
Commissions payable, net of offsetting broker loans of $398,107	$3,679,696
Accounts payable and accrued expenses, less $16,821 deemed adequately secured	2,467,342
Due to First Montauk Financial Corp.	41,483
	$6,188,521

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2003):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$800,275
Audit adjustments net	(43,228)
Net capital per above	$757,047

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

First Montauk Securities Corp.
Red Bank, New Jersey

In planning and performing our audit of the financial statements of First Montauk Securities Corp. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the

SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schneider & Associates LLP

Jericho, New York
February 13, 2004